UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-37710

Hutchison China MediTech Limited

Room 2108, 21/F, Hutchison House

10 Harcourt Road

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

	By:	/s/ Johnny Cheng
	Name:	Johnny Cheng
	Title:	Chief Financial Officer

Date: March 22, 2016

Exhibit Index

Exhibit 99.1 — Chi-Med Initiates Sulfatinib Phase III Registration Study

Exhibit 99.2 — Director’s Shareholding Notification